SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED

PURSUANT TO § 240.13d-2(a)

Under the Securities Exchange Act of 1934

(Amendment No. 1)

Leap Wireless International, Inc.

(Name of Issuer)

COMMON STOCK, PAR VALUE $0.0001 PER SHARE

(Title of Class of Securities)

521863308

(CUSIP Number)

Wayne A. Wirtz

AT&T Inc.

208 S. Akard St.

Dallas, Texas 75202

210-821-4105

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 13, 2014

(Date of Event which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13-d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box  ☐.

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §§240.13-d7 for other parties to whom copies are to be sent.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 521863308	13D	Page 2 of 4

1	NAME OF REPORTING PERSON AT&T Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(e) OR 2(f) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,000
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER 1,000
	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 100%
14	TYPE OF REPORTING PERSON CO

CUSIP No. 521863308	13D	Page 3 of 4

This Amendment No. 1 (this “Amendment”) to the Statement on Schedule 13D filed on July 18, 2013 (the “Statement”) relates to the shares of Common Stock, par value $0.0001 per share (“Common Stock”), of Leap Wireless International, Inc., a Delaware corporation (the “Issuer”). The principal executive offices of the Issuer are located at 5887 Copley Drive, San Diego, CA 92111.

On March 13, 2014, the Merger became effective. As a result of the Merger, (i) Merger Sub was merged with and into the Issuer, with the Issuer continuing as the surviving corporation and a wholly owned subsidiary of AT&T Inc. and (ii) each share of Common Stock was converted into the right to receive $15.00 in cash, without interest, funded with AT&T Inc.’s cash on hand, proceeds from debt financing and other funds available to it, plus one non-transferable contingent value right per share. As a result of the Merger, AT&T Inc. beneficially owns (and has sole voting and dispositive power over) all of the Common Stock.

The foregoing amends and supplements Items 3, 4 and 5 of the Statement. Capitalized terms used but not otherwise defined in this Amendment shall have the meanings ascribed to them in the Statement.

CUSIP No. 521863308	13D	Page 4 of 4

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: March 14, 2014

AT&T Inc.

By:	/s/ Rick L. Moore
Name: Rick L. Moore
Title: Senior Vice President – Corporate Development